Exhibit 99.1

The9 Limited Signs Joint Venture Agreement with Faraday&Future Inc.

•	The9 will be a 50% partner in the joint venture with control over business operations.

•	The joint venture will serve the China market with manufacturing, marketing, distribution and sale of Faraday Future’s new brand V9 model, a flag luxury EV based on the technologhy and design concepts of the FF 91 EV, Faraday & Future’s flagship consumer car model, and other potential selected car model.

•	The expected annual production capacity of the joint venture is 300,000 cars, and the first pre-production car is expected to roll off the production line in 2020.

•	Faraday&Future will make contributions including the use right in a piece of land in China for electric cars manufacturing, and will grant the joint venture an exclusive license to manufacture, market, distribute and sell Faraday Future’s new brand V9 model and other potential selected car models in China, with The9 making up to US$600 million in total capital contribution.

•	The9 will make an initial deposit of US$5 million with Faraday&Future, with the rest of The9’s capital contribution contingent on satisfaction of funding conditions.

Shanghai, China, March 25, 2019 ——The9 Limited (Nasdaq: NCTY) (“The9”), an established Internet company, today announced that it has signed a joint venture agreement (the “JVA”) with Faraday&Future Inc., a company incorporated and existing under the laws of California in the U.S. (“FF”) to establish a joint venture (the “JV”) to manufacture, market, distribute, and sell electric cars in China. The JV’s immediate objective is to exclusively manufacture, market, distribute, and sell the Faraday Future’s new brand V9 model, a flagship luxury IAIEV based on the technology and design concepts of the FF 91, FF’s flagship consumer car model, and other potential selected car models in China.

Under the terms of the JVA, The9 will make capital contribution of up to US$600 million in three equal installments to the JV, and FF will make contributions including its use right in a piece of land in China for electric cars manufacturing and will grant the JV an exclusive license to manufacture, market, distribute and sell Faraday Future’s new brand V9 model and other potential car models in China, in each case subject to the satisfaction of certain conditions. The9 and FF will each have 50% ownership of the JV, while The9 will control the business operations of the JV. FF, the JV and The9 will negotiate and enter into a license agreement pursuant to which FF will grant to the JV an exclusive license to manufacture, market, distribute and sell Faraday Future’s new brand V9 model and other potential selected car models in China.

“We are very pleased to see The9, an Internet company with more than a decade of industry experiences, to partner with FF, a high-tech internet smart mobility company to bring high-quality luxury electric vehicles to the Chinese marketplace,” said Mr. Jun Zhu, CEO of The9, “FF has the industry leading product technology and strategy, and a team of world-class top talents and resources. Leveraging the technology capabilities of FF, we believe our alliance with FF provides us with a great opportunity to pursue the fast-growing market of electric vehicles in China. We look forward to a long and successful relationship with FF and we honor this step to diversify our business portfolio as a high-tech Internet company.”

“As a California-based ultra-luxury intelligent mobility brand, FF has hundreds of proprietary patents, along with more than 2,000 industry patents in process to be approved, in both China and the United States. We are committed to be part of the future of the Chinese EV mobility market. Through the establishment of the joint venture, we are able to implement our dual-home-market and dual-brand strategy and achieve our strategic goal of introducing our luxury EV brand in China. This is only the beginning of a series of strategic actions for FF, all designed to support the completion and launch of its “new species” FF 91 EV in 2019, continue development of the mass-market premium model FF 81 in both China and the United States. " FF founder and CEO YT Jia commented.

“We are very grateful for this opportunity as it shows the recognition of FF’s product technology from The9. I believe that FF's strategic vision and product concept will be perfectly integrated with the Internet and user operation genes of The9 to realize the smooth operation of FF new brand and flagship products in China.” said YT Jia.

About The9 Limited

The9 Limited (The9) is an Internet company based in China listed on Nasdaq in 2004. The9 has aimed to become a diversified high-tech Internet company.

For further information, please contact:

Ms. Connie Sun
Investor Relations Specialist
The9 Limited
Tel: +86 (21) 5172-9990
Email: IR@corp.the9.com

Website: http://www.the9.com/

About Faraday&Future Inc.

Faraday&Future Inc. (FF) is a California-based global shared intelligent mobility company.

Established in May 2014, FF is a global company, headquartered in Los Angeles. FF's vision is to create a shared intelligent mobility ecosystem that empowers everyone to move, connect, breathe and live freely.

For further information about FF, please contact:

John Schilling
Director, Public Relations
310-956-6488
john.schilling@ff.com

https://www.ff.com/

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, statements about the potential transactions may constitute forward-looking statements. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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